1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 14, 2014

VIA EDGAR

Mr. Norm Champ, Director, Division of Investment Management

Mr. Brent J. Fields, Secretary, Office of the Secretary

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:         Spruce ETF Trust, et al. (File No. 812-13953): Request for Withdrawal of Application for Exemptive Order

Dear Messrs. Champ and Fields:

We are writing on behalf of Spruce ETF Trust and other applicants (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act (the “Application”). The Application was filed with the Securities and Exchange Commission on September 1, 2011.

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please call me at (202) 303-1124.

cc:    Elizabeth G. Osterman, Associate Director and Deputy Chief Counsel

Dalia Osman Blass, Assistant Chief Counsel

Deepak T. Pai, Senior Counsel

Deepa Damre